Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Launches Project to Build a Solar Panel Plant in France
Paris, November 15, 2010 — Total today announced the construction of a photovoltaic panel production and assembly unit at Composite Park in France’s north-eastern region of Moselle.
With a surface area of 2,800 square metres, the plant will house two production lines for a total capacity of 50 megawatt peak (MWp)* representing about 220,000 photovoltaic panels per year.
Construction is scheduled to begin in early 2011 and the first line (25 MWp) is expected to come on stream towards the end of the year.
In the long run, the new unit will create around 80 jobs in the region.
“This project adheres to Total’s strategy of positioning itself within the entire photovoltaic solar chain. The production unit, situated near our French, German and Northern European customers, allows us to strengthen our market capabilities”, stated Philippe Boisseau, President of Total Gas & Power. “By launching this project, initially announced in 2009, Total also reaffirms its commitment to supporting socio-economic development in Moselle.”
Illustration of Total’s future solar panel plant in Moselle
©Total

*	A megawatt peak (MWp) = one million peak watts. A peak watt, the unit used to rate the performance of photovoltaic panels, will deliver one watt of electricity under standard conditions of 1,000 watts of light intensity per square meter and an ambient temperature of 25°C.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total and Solar Energy
Total has been active in solar energy since 1983 through its interests in two companies, Photovoltech and Tenesol. Photovoltech, in which Total holds a 50% interest alongside GDF SUEZ, produces photovoltaic cells based on a crystalline silicon technology. Tenesol, in which Total holds a 50% stake alongside EDF, specializes in designing, manufacturing, marketing and operating solar photovoltaic energy systems.
In December 2008, Total became the biggest shareholder in U.S. startup Konarka, which develops products based on organic solar technologies. Total’s stake is now nearly 25%.
In June 2010, Total acquired a 25.4% interest in AE Polysilicon, a U.S. startup specialized in a new solar polysilicon production technology.
Also in June, Total was selected by the authorities in Abu Dhabi to build and operate the concentrated solar power plant Shams 1. Total’s partner in this project is Abengoa Solar, a Spanish company with expertise in concentrated solar power technology. Construction, which already started, is expected to take approximately two years.
Total is also conducting significant R&D through partnerships with world-class laboratories in France, such as the Ecole Polytechnique engineering school’s Laboratoire de Physique des Interfaces et des Couches Minces (LPICM — Interface and Thin Film Physics Laboratory) and the Toulouse-based Laboratory for Analysis and Architecture of Systems (LAAS), as well as in the United States, Switzerland, Belgium and Germany.
Total in Moselle
Total is present in Moselle through its petrochemicals (Total Petrochemicals France) and specialty chemicals (Cray Valley) activities at the Carling-Saint-Avold industrial platform.
Building a solar module plant will strengthen the Group’s presence in the region. At the same time, it supports economic revitalization initiatives undertaken by Total Petrochemicals France as part of voluntary agreements signed in 2007 and 2010 and which, thanks to a €1.3-million donation, led to the creation of Composite Park.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com